Tractebel Energia
suez

02 SEP 23 AM 10:43

Florianópolis, September 12th, 2002.

CE DF-0048/2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 -

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82.4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

dlw 9/24

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

Tractebel Energia

SUEZ

Rua Antônio Dib Mussi, 366
Florianópolis – SC - CNPJ 02.474.103/0001-19

Celesc Centrais Elétricas de Santa Catarina S.A.

Rodovia SC 404 - Km 03
Florianópolis - SC - CNPJ 83.878.892/0001-55

RELEVANT FACT

Following CVM Instruction no. 358/2002, Tractebel Energia S.A. and Centrais Elétricas de Santa Catarina S.A. - CELESC communicate to their shareholders and to the market as a whole the signature of the electric energy purchase and sale contract, for a total amount of 27,372,984 MWh from January 1st, 2003 to December 31st, 2008.

The communication about the fact mentioned above was sent to Brazilian Security and Exchange Commission (Comissão de Valores Mobiliários – CVM) and to São Paulo Stock Market (Bolsa da Valores do Estado de São Paulo – BOVESPA) on September 11th, 2002.

Florianópolis, September 12th, 2002.

Tractebel Energia S.A.

Manoel Arlindo Zaroni Torres
President Director

Marc Verstraete
Investors Relationship Director

Centrais Elétricas de Santa Catarina – CELESC

José Fernando Xavier Faraco
President Director

Enio Andrade Branco
Investors Relationship Director